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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For June 9, 2000




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                     (Address of principal executive office)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F
                                   ---                         ---


       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                          ---                ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
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                                Page 1 of 22 Pages
                         Exhibit Index Appears on Page 4
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                               MADGE NETWORKS N.V.


ITEM 1.  PROXY STATEMENT

         On or about June 9, 2000, Madge Networks N.V. (the "Company") distributed to its shareholders a Notice of Meeting and Proxy Statement relating to the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on June 29, 2000. At the Meeting, the Company's shareholders will consider and vote upon the following items: (1) the election of one managing director;
(2) the election of one supervisory director for a term of three years; (3) the acknowledgement of the retirement of Charles Lynch as supervisory director and the resignation of Denis Pomroy as supervisory director and the granting to Messrs. Lynch and Pomroy of discharge for their services as members of the Supervisory Board; (4) the amendment of the Articles of Association of the Company in accordance with the draft Deed of Amendment annexed to the Proxy Statement; (5) the adoption of the Annual Accounts of Madge for the fiscal year ended December 31, 1999; (6) the approval of the appointment of Ernst & Young as the Company's Netherlands and world-wide auditors for fiscal year 2000; (7) the approval of the designation of the Management Board for a five-year period from the date of the Annual General Meeting as the body authorized to issue all common and preferred shares and to grant options to purchase such shares; and
(8) the authorization of the Management Board during such five-year period to limit or exclude the preemptive rights provided for in the Articles of Association of the Company or by law.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Madge Networks N.V.


                                   By:   /s/ Robert H. Madge
                                         Robert H. Madge
                                         Managing Director


Date:  June 9, 2000




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                                  EXHIBIT INDEX

                                                                            Page
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
Exhibit A     Notice of  2000 Annual General Meeting and Proxy Statement       5




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